SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Expands to Mainland China, South Korea

Web conferencing specialist targets Asia Pacific markets

Singapore, Reston, Virginia, and Montpellier, France – 23 June, 2005 – Genesys Conferencing (Euronext: FR0004270270) (Nasdaq: GNSY), a global multimedia conferencing leader, today announced its expansion into mainland China and South Korea to support its growing operations in the Asia Pacific region.

Francois Legros, Genesys Chairman and Chief Executive Officer, explained that one of the company’s key corporate strategies is to leverage its global presence, infrastructure and service offering to meet the needs of multinational clients. The decision to expand in the Asia Pacific region reflects this strategy. “Our physical presence in major international markets, including the Asia Pacific region, has created unique geographical coverage and a high-quality level of service that is attractive to large-enterprise organisations seeking multi-location or multinational conferencing and collaboration services delivered by local means,” Legros explained.

Genesys Conferencing will address the growing Chinese market for conferencing services through an agreement with a local operator, Beijing Shrine Co. Ltd. The service, which will be branded as “BizConf”, will be delivered to Shrine’s customer base across the country and Genesys’ multinational customers with operations in China.

Olivier Fourcade, Genesys Conferencing EVP and Regional Manager, Asia Pacific, explained that Genesys’ capacity to deliver high-quality conferencing services backed by local support proved a critical factor behind this partnership.

“Our agreement with Beijing Shrine Co. provides an excellent launch pad for Genesys Conferencing in mainland China, where the growth potential is truly compelling. Last year China enjoyed an economic growth rate of 9.5 percent due in no small part to investment in the telecommunications sector,” said Fourcade. “These types of statistics reflect the business opportunities in China for accompanying services such as conferencing,” he explained.

This market opportunity is confirmed by global consulting company Frost & Sullivan. According to Monica Deveshwar, Frost & Sullivan Industry Manager, the audio conferencing services market in China will be worth $21.4 million by 2010, reflecting a compound annual growth rate of more than 10%. “Falling long distance charges backed by an increasing number of value-added features from service providers is fueling the popularity of audio conferencing across China. Culturally, Chinese enterprises are becoming increasingly familiar with conferencing as a means of communication and alternative to business travel. This is especially relevant in speeding business within China itself, which spans over 3,000 km from east to west,” said Deveshwar.

“Global organisations in particular benefit from automated conferencing applications. Through our agreement with Shrine, the strategy will be to target Fortune 1,000 companies expanding to China, as well as Chinese companies looking to do business abroad,” added Fourcade.

Asia Pacific presence extends to South Korea

In an associated development, Genesys Conferencing also announced a service agreement in South Korea with a local provider, Teletogether. The conference service will be offered under the Teletogether brand and will be initially focused on automated audio conferencing, with a Web conferencing service in the Korean language to follow. Fourcade added that this development illustrates Genesys Conferencing’s commitment to and preparedness for the Asia Pacific market.

“Genesys’ strategy remains focused on large enterprises with conferencing services backed by local support wherever these companies are based. Today, we are present in nine countries in the Asia Pacific region, including Australia, New Zealand, Singapore, Hong Kong, Malaysia, Japan, Taiwan and now, mainland China and South Korea,” concluded Fourcade.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich

Phone: 415-608-6651

Tricia.heinrich@genesys.com

Florence Catel

Phone: +33(0)1 45 15 45 42

florence.catel@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer

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